UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated April 23, 2021.

Autonomous Buenos Aires, April 23, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Repurchase of Notes Report.

Dear Sirs,

We hereby inform that between April 19, 2021 and April 21, 2021, YPF S.A. (the “Company”) has repurchased a total amount of Ps. 1,214,761,750 (one billion two hundred and fourteen million seven hundred and sixty one thousand seven hundred and fifty argentine pesos) of its Class XI Notes (YMCBO) equivalent to a par value of US$ 13,575,000, which will be held in portfolio. The Class XI Notes, maturing in November 2021, were issued by the Company in May 2020, under the Company’s Frequent Issuer regime. The repurchase has been made at an average price equivalent to 96.25% of their nominal value.

Yours faithfully,

Santiago Wesenack Market Relations Officer YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 23, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer